United States securities and exchange commission logo





                               December 22, 2022

       Oleg Bilinski
       Chief Executive Officer
       Mag Magna Corp.
       325 W Washington St., Ste 2877
       San Diego, CA 92103

                                                        Re: Mag Magna Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 25,
2022
                                                            File No. 333-268561

       Dear Oleg Bilinski:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on November 25, 2022

       Cover Page

   1. On the cover page of your registration statement, we note you have checked that you qualify only as a
smaller reporting company. However on page 23, you provide a risk factor that has
language as if you are an emerging growth company. Please reconcile. See
                                                        Rule 12b-2 of the
Exchange Act for guidance.
   2. Please revise your disclosure regarding the termination of the offering to provide a specific date, rather
than tying the termination to the effective time of the prospectus. See
                                                        Item 501(b)(iii) of
Regulation S-K.
       Prospectus Summary
       Overview, page 5
 Oleg Bilinski
FirstName
Mag MagnaLastNameOleg    Bilinski
            Corp.
Comapany22,
December   NameMag
              2022 Magna Corp.
December
Page 2    22, 2022 Page 2
FirstName LastName


3. We note your disclosure on the cover page that you have been involved primarily in organizational activities to date and do not have sufficient capital to commence operations. However, in the Prospectus Summary, MD&A and Business sections you state that you are "engaged in developing, marketing, and selling" formula for feed additives development, along with other activities. Please revise your disclosure throughout the prospectus to clarify that the company has engaged in only organizational activities to date and that the other activities that are disclosed are aspirational at this time.
4. Please remove your statement that Mag Magna is "an advanced company in the field of industrial cultivation", as the company has engaged only in organizational activities to date and has not yet commenced operations.
5. We note your disclosure throughout the prospectus that you plan to submit an investigational new drug application (IND) to the FDA. We also note disclosure that you will submit a new drug application (NDA) to the FDA prior to marketing your products. Please revise the Prospectus Summary to provide a brief overview of the regulatory regime applicable to the company's products, including a discussion of any preclinical and clinical studies that will be required prior to commercialization and revenue generation. Please also expand your Government Regulation and Product
         Approval section on page 33 to include a detailed discussion of the applicable regulations, including specifics about how the feed additives industry is regulated in the U.S.
6. We note the properties listed for MAGA and the discussion of CHASIS on page 5. Please revise your disclosure to provide support for the claims made regarding the performance of each formula.
7. We note your statements that Ipax has "successfully registered" both MAGA and CHASIS in Eastern Europe and received a certificate. Please expand your disclosure to explain what the referenced registration process entailed and what the certificate signifies. Please also discuss any preclinical and/or clinical studies conducted by Ipax to date. In addition, clarify what you mean when you state that Ipax "successfully entered" the Eastern
         European market.
Our Growth Strategy, page 7

8. We note your mention of "existing facilities" on pages 7 and 32. Please revise your disclosure to provide more detail regarding these facilities.
9.       We note your disclosure regarding the work of your "operations team"
on page 7;
         however, we also note that the company has only one employee, Oleg Bilinski. Please reconcile.
10. We note your statement on pages 7 and 32 that the Company aims to coordinate with "the partners" to continually develop new products and processes. Please revise to explain who
         "the partners" are and provide the terms of any materials relationships and agreements.
 Oleg Bilinski
FirstName
Mag MagnaLastNameOleg    Bilinski
            Corp.
Comapany22,
December   NameMag
              2022 Magna Corp.
December
Page 3    22, 2022 Page 3
FirstName LastName
Risk Factors
We may be unable to retain our existing customers or attract new customers..., page 11

11. We note the above entitled risk factor which discusses the retention of existing customers.
         However, we also note your disclosure that the company has engaged in only organizational activities to date and has not had funds to commence operations. Therefore, it does not appear this disclosure is applicable. Please revise.
We may be unable to complete our preclinical and clinical investigations and fail to generate..., page 12

12. We note your reference to "the drugs" in this risk factor. Please clarify whether your feed additive product will be classified as a pharmaceutical product, if approved.
We will incur increased costs associated with, and our management will need to devote substantial time and effort to..., page 15

13. We note your statement that you estimate you will incur up to approximately $200,000 in expenses on an annual basis as a direct result of the requirements of being "a publicly traded company". Please expand your disclosure to explain how you plan to fund such expenses in the near future and reconcile with the information provided in the Use of
         Proceeds table on page 26 which reflects SEC reporting and compliance costs of only
         $10,000. Please also explain the consequences of not complying with the reporting obligations applicable to the company after the registration statement is declared effective, including those obligations arising under the Securities Exchange Act of 1934.
MAGA and CHASIS may prove to be difficult to effectively commercialize as planned., page 18

14. We note the third bullet of this risk factor which references "reimbursement and medical policy changes that may adversely affect the pricing, profitability or commercial appeal of
         MAGA and CHASIS". Please revise your disclosure to explain how reimbursement and medical policies will apply to your product.
The proceeds from this offering may be insufficient to achieve substantial revenues and profitable operations..., page 22

15. We note your statement that you require minimum funding of approximately $25,000 to conduct your proposed operations for a period of one year. Please expand this risk factor to clarify the consequences to investors if you raise less than $25,000 in this offering.
Use of Proceeds, page 26

16.      Please address the following in relation to your Use of Proceeds disclosure:
             We note your statement on page 26 that you expect the minimum proceeds from the offering of $25,000 to fund your needs for the following 12 months. However, after the chart you state that the figures represent costs for the next 24 months.
 Oleg Bilinski
FirstName
Mag MagnaLastNameOleg    Bilinski
            Corp.
Comapany22,
December   NameMag
              2022 Magna Corp.
December
Page 4    22, 2022 Page 4
FirstName LastName
              Please reconcile.
                Please confirm, if true, that proceeds will not be used towards the development of the product. Please also revise the Summary section to clarify this point.
                The offering expenses row of the chart reflects expenses of $8,000; however, following the chart you estimate the costs of the offering "at about $40,000". Please reconcile.
                Explain why Marketing and Sales are included in the chart when elsewhere you state that clinical trials will be required prior to commercialization of the company's product.
Capitalization , page 27

17.      Please revise your capitalization table for the following:
             remove current assets as they are not a part of your capitalization. If you choose to present cash and cash equivalents in the table, double underline as it is not part of your capitalization;
             only include the loan payable from related parties in the capitalization table; and
             reconcile the balance sheet information presented within this table to agree to your unaudited financial statements as of July 31, 2022 . For example, net income in the table does not agree with net income presented on page F-1 or F-2. In addition, subscription receivable is not presented on page F-1.
Dilution , page 27

18. Please revise here and throughout the filing to present your net historical net tangible book value per share of common stock and loss per share amounts rounded to the nearest cent
         (i.e., using only two decimal points), in order not to imply a greater degree of precision than exists.
19. Please reconcile for us how you calculated your historical net tangible book value as of
         July 31, 2022 to be ($1,508.00). Based upon your reported historical net tangible book value and net offering proceeds of $17,000 at the 25% of shares sold from the maximum offering available, please reconcile for us how you determined the $6,492 of post offering net tangible book value as of July 31, 2022.. Please review the calculations within the other scenarios of your offering sold as applicable.
Management's Discussion and Analysis of Financial Condition and Results of Operations , page
28

20. Please revise your filing to include all of the disclosures required by Item 303(b) and (c)
         of Regulation S-K, such as liquidity and capital resources and results of operations for each reporting period presented.
21. Under the header "Critical Accounting Policies and Significant Judgments and Estimates",
         you state "we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations" however
 Oleg Bilinski
FirstName
Mag MagnaLastNameOleg    Bilinski
            Corp.
Comapany22,
December   NameMag
              2022 Magna Corp.
December
Page 5    22, 2022 Page 5
FirstName LastName
         no such accounting policies are described. Please revise your disclosure accordingly.
Business
Overview, page 31

22. We note your disclosure regarding the Patent License and Assignment Agreement with
         Ipax LLC. Please revise your disclosure to include all material terms of the agreement, including the term and termination provisions as well as payment obligations of each party. Additionally, file a copy of the agreement as an exhibit. See
Item 601(b)(10) of
         Regulation S-K for guidance.
Mangement
Executive Officers and Directors, page 33

23. Please revise your disclosure in this section to provide all of the information required by
         Item 401(e) of Regulation S-K. For instance, we note your statement that Oleg Bilinski has "been focused on commercial and residential real estate investments in Europe and
         North America" since 2010; however no further detail is provided. In addition, you state that since 2005 Mr. Bilinski "has consulted public companies in the area of SEC compliance, business development, and mergers and acquisitions" without further detail about what companies he consulted with or for. Finally, as Mr. Bilinski does not appear to have agricultural or pharmaceutical experience, please clarify the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Bilinski should serve as a director of the company.
Balance Sheets, page F-2

24. Total Assets balance does not agree with Total Liabilities and Stockholders' Deficit balance on your audited balance sheet at April 30, 2022. Please revise.


25. Net Income on the Balance Sheet at July 31, 2022 does not agree with Net Income on your Statement of Operations for the period ended July 31, 2022. Please revise.
Notes to the Financial Statements
Note 3. Summary of Significant Accounting Policies , page F-6

26. We note from page F-2 that you have capitalized $2,950 of website development costs and classified them as fixed assets. Please revise your filing to include your accounting policies related to fixed assets. In addition, please support your basis, citing relevant accounting literature, for capitalizing website development costs as fixed assets rather than intangible assets. Refer to the guidance in ASC 350-50 .
Exhibits

27. We note from Exhibit 23.1 that you include the actual report of your independent
 Oleg Bilinski
Mag Magna Corp.
December 22, 2022
Page 6
      registered public accounting firm rather than your auditors' consent. Please obtain and file a revised currently dated consent from your auditors that references the appropriate financial statements and audit report date.
General

28. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to the potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameOleg Bilinski
                                                            Division of
Corporation Finance
Comapany NameMag Magna Corp.
                                                            Office of Life
Sciences
December 22, 2022 Page 6
cc:       Roger D. Linn
FirstName LastName